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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended March 31, 2005

Commission File Number 001-11145

BIOVAIL CORPORATION
(Translation of Registrant's name into English)

7150 Mississauga Road, Mississauga, Ontario, CANADA, L5N 8M5
(Address of principal executive office and zip code)

Registrant's telephone number, including area code: (905) 286-3000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	☒	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes	☐	No	☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this form the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
Yes	☐	No	☒

BIOVAIL CORPORATION

QUARTERLY REPORT

        This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statement on Form S-8 (Registration No. 333-92229) of Biovail Corporation.

INDEX

PART I — FINANCIAL INFORMATION

PART II — OTHER INFORMATION

Legal Proceedings	26
Exhibits	26

        All dollar amounts in this report are expressed in U.S. dollars.

        As used in this report, unless the context otherwise indicates, the terms "we", "us", "our" and similar terms, as well as references to "Biovail" or the "Company", mean Biovail Corporation together with its subsidiaries.

        The following words are trademarks of the Company and may be registered in Canada, the United States and certain other jurisdictions: Ativan®, Attenade™, Biovail®, Cardizem®, CEFORM™, Fastab™, FlashDose®, Glumetza™, Isordil®, Ralivia™, Shearform™, Smartcoat™, Tiazac®, Vasotec® and Vaseretic®.

        Wellbutrin®, Wellbutrin SR®, Wellbutrin XL®, Zovirax® and Zyban® are trademarks of "The GlaxoSmithKline Group of Companies" and are used by the Company under license.

i

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS
In accordance with U.S. generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	March 31 2005	December 31 2004
ASSETS
Current
Cash and cash equivalents	$83,922	$34,324
Marketable securities	1,933	5,016
Accounts receivable	115,383	148,762
Inventories	118,834	110,154
Deposits and prepaid expenses	11,679	16,395

	331,751	314,651
Long-term investments	65,557	68,046
Property, plant and equipment, net	184,950	186,556
Goodwill	100,294	100,294
Intangible assets, net	961,771	978,073
Other assets, net	59,324	63,440

	$1,703,647	$1,711,060

LIABILITIES
Current
Accounts payable	$37,792	$41,120
Accrued liabilities	92,733	82,917
Income taxes payable	22,761	24,594
Deferred revenue	6,963	8,141
Current portion of long-term obligations	33,829	33,465

	194,078	190,237
Deferred revenue	15,500	16,525
Deferred leasehold inducements	5,075	4,914
Long-term obligations	430,722	445,471

	645,375	657,147

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 159,385,908 and 159,383,402 issued and outstanding at March 31, 2005 and December 31, 2004, respectively	1,457,072	1,457,065
Stock options outstanding	1,450	1,450
Deficit	(435,552)	(446,684)
Accumulated other comprehensive income	35,302	42,082

	1,058,272	1,053,913

	$1,703,647	$1,711,060

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
In accordance with U.S. generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

	Three Months Ended March 31
	2005	2004
REVENUE
Product sales	$161,168	$175,097
Research and development	7,526	4,216
Royalty and other	6,567	7,313

	175,261	186,626

EXPENSES
Cost of goods sold	42,091	52,141
Research and development	20,487	17,991
Selling, general and administrative	75,605	59,458
Amortization	16,034	17,105
Acquired research and development	—	8,640

	154,217	155,335

Operating income	21,044	31,291
Interest income	378	404
Interest expense	(8,897)	(11,394)
Foreign exchange gain (loss)	(538)	962
Other income (expense)	(270)	1,143

Income before provision for income taxes	11,717	22,406
Provision for income taxes	585	1,300

Net income	$11,132	$21,106

Earnings per share
Basic	$0.07	$0.13

Diluted	$0.07	$0.13

Weighted average number of common shares outstanding (000s)
Basic	159,385	159,002

Diluted	159,447	159,281

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT
In accordance with U.S. generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended March 31
	2005	2004
Deficit, beginning of period	$(446,684)	$(607,678)
Net income	11,132	21,106

Deficit, end of period	$(435,552)	$(586,572)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
In accordance with U.S. generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended March 31
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$11,132	$21,106
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	22,914	22,594
Amortization and write-down of deferred financing costs	812	1,887
Amortization of discounts on long-term obligations	784	941
Acquired research and development	—	8,640
Other	49	(2,965)
Changes in operating assets and liabilities:
Accounts receivable	33,355	26,995
Inventories	(8,686)	(4,952)
Deposits and prepaid expenses	4,716	4,367
Accounts payable	(3,330)	(23,601)
Accured liabilities	9,678	9,225
Income taxes payable	(1,833)	154
Deferred revenue	(2,203)	(552)

Net cash provided by operating activities	67,388	63,839

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net	(5,140)	(8,053)
Purchases of marketable securities	(4,144)	—
Proceeds from sales and maturities of marketable securities	3,258	—
Acquisition of business, net of cash acquired	—	(9,319)

Net cash used in investing activities	(6,026)	(17,372)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of other long-term obligations	(11,722)	(33,095)
Issuance of common shares, net of issue costs	7	3,612
Repayments under revolving term credit facility, including financing costs	—	(82,250)

Net cash used in financing activities	(11,715)	(111,733)

Effect of exchange rate changes on cash and cash equivalents	(49)	(46)

Net increase (decrease) in cash and cash equivalents	49,598	(65,312)
Cash and cash equivalents, beginning of period	34,324	133,261

Cash and cash equivalents, end of period	$83,922	$67,949

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In accordance with U.S. generally accepted accounting principles

(Tabular amounts are expressed in thousands of U.S. dollars, except number of shares and per share data)
(Unaudited)

1.     GOVERNING STATUTE AND NATURE OF OPERATIONS

  Biovail Corporation is incorporated under the laws of the Province of Ontario, Canada. The Company is primarily engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. The Company's main therapeutic areas of focus are cardiovascular (including Type II diabetes), central nervous system and pain management. The Company's common shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol BVF.

2.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

  The accompanying unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial reporting, which do not conform in all respects to the requirements of U.S. GAAP for annual financial statements. Accordingly, these unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP for the year ended December 31, 2004 (which are contained in the Company's Report of Foreign Private Issuer on Form 6-K that was submitted to the U.S. Securities and Exchange Commission ("SEC") on April 1, 2005). These interim consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the Company's audited consolidated financial statements for the year ended December 31, 2004. There have been no material changes to the Company's significant accounting policies since December 31, 2004.

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

  On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's results of operations and financial position could be materially impacted.

  Impairment of long-lived assets

  The Company tests long-lived assets, which include property, plant and equipment, goodwill and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying values of these assets may not be recoverable. This evaluation is performed by comparing the carrying values of these assets to the related estimated undiscounted future cash flows expected to be derived from these assets. If these cash flows are less than the carrying value of the asset, then the carrying value of the asset is written down to its fair value, based on the related estimated discounted future cash flows.

  The Company's evaluation of long-lived assets is based on management's assessment of potential indicators of impairment, such as damage or obsolescence, plans to discontinue use or restructure, and poor financial performance compared with original plans. The Company is currently implementing a new strategic approach to commercializing its products in the United States. On May 2, 2005, the Company entered into a strategic partnership with Kos Pharmaceuticals, Inc. ("Kos") and realigned its U.S. commercial operations (as described in note 4 — Intangible Assets and note 12 — Subsequent Events), which will likely result in the write-down of the carrying values of certain of the Company's long-lived assets.

  In addition, the Company is currently reviewing a number of options to increase the value of its legacy products (Ativan®, Cardizem® CD, Isordil®, Tiazac®, Vasotec® and Vaseretic®) that are sold in the United States. These products are in decline due to generic competition and are not strategic to the Company's business. The options the Company is considering include: a sale of these products to strategic or financial buyers; the transfer of the assets to a new entity and the sale of shares of that entity pursuant to an initial public offering; or a distribution to Biovail's shareholders as a return of capital, which would involve the transfer of the assets to a new entity and the distribution of the shares of that entity to Biovail's shareholders. The outcome of this review is not presently determinable, but it could result in a write-down of the carrying values of certain of the Company's long-lived assets.

  Stock-based compensation

  Under the provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or can continue to recognize compensation cost using the intrinsic value-based method under the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". However, if the provisions of APB No. 25 are applied, pro forma disclosure of net income and earnings per share must be presented in the financial statements as if the fair value-based method had been applied.

  The Company recognizes employee stock-based compensation costs under the intrinsic value-based method of APB No. 25. Accordingly, no compensation expense for stock options granted to employees at fair market value has been included in the determination of net income in the three months ended March 31, 2005 or 2004. The following table presents the Company's pro forma net income and earnings per share as if the fair value-based method of SFAS No. 123 had been applied for all stock options granted:

	Three Months Ended March 31
	2005	2004
Net income as reported	$11,132	$21,106
Pro forma stock-based compensation expense determined under fair value-based method	(216)	(5,489)

Pro forma net income	10,916	15,617

Basic earnings per share
As reported	$0.07	$0.13
Pro forma	$0.07	$0.10
Diluted earnings per share
As reported	$0.07	$0.13
Pro forma	$0.07	$0.10

  The fair values of all stock options granted during the three months ended March 31, 2005 and 2004 were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Three Months Ended March 31
	2005	2004
Expected option life (years)	4.0	3.8
Volatility	53.3%	56.5%
Risk-free interest rate	3.7%	3.3%
Dividend yield	0.0%	0.0%

  The Black-Scholes option-pricing model used by the Company to calculate option values was developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

  Recent accounting pronouncements

  In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which revises SFAS No. 123 and supercedes APB No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. In April 2005, the SEC delayed the effective date of SFAS No. 123R. Under the SEC's rule, SFAS No. 123R is effective at the beginning of the first annual period after June 15, 2005. Accordingly, the Company is now required to adopt SFAS No. 123R beginning January 1, 2006. The Company is currently evaluating the requirements of SFAS No. 123R and expects that the adoption of this standard will have a material negative impact on its consolidated results of operations. The Company has not yet determined the method of adoption or the effect of adopting SFAS No. 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123.

  In November 2004, the FASB issued SFAS No. 151, "Inventory Costs — An Amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be excluded from the cost of inventory and expensed as incurred. Additionally, SFAS No. 151 requires that the allocation of fixed overheads be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. Accordingly, the Company is required to adopt SFAS No. 151 beginning January 1, 2006. The Company is currently evaluating the effect that the adoption of SFAS No. 151 will have on its consolidated results of operations and financial position.

3.     INVENTORIES

	March 31 2005	December 31 2004
Raw materials	$51,126	$48,801
Work in process	19,309	14,862
Finished goods	48,399	46,491

	$118,834	$110,154

4.     INTANGIBLE ASSETS

	March 31, 2005		December 31, 2004
	Cost	Accumulated amortization	Cost	Accumulated amortization
Trademarks	$703,698	$125,224	$703,698	$116,453
Product rights	459,773	92,057	459,773	84,877
Core technology	21,041	5,460	21,041	5,109

	1,184,512	$222,741	1,184,512	$206,439

Less accumulated amortization	222,741		206,439

	$961,771		$978,073

  Amortization expense amounted to $16,302,000 and $17,373,000 in the three months ended March 31, 2005 and 2004, respectively.

  At March 31, 2005, the Company was evaluating alternative plans to recover the carrying value of the Teveten and Teveten HCT product rights. These plans reflected the Company's intent at that time to either continue selling Teveten and Teveten HCT with reduced marketing support or to enter into a partnership with a third party to market and sell these products. The Company evaluated the recoverability of the Teveten and Teveten HCT product rights at March 31, 2005, using a probability-weighted cash flow approach that reflected the likelihood of each of the plans under consideration. This evaluation indicated that the $79,600,000 carrying value of these product rights was recoverable at March 31, 2005. Subsequently, the Company entered into negotiations to dispose of these product rights. On May 2, 2005, these negotiations culminated with the disposition of the Company's rights to Teveten and Teveten HCT to Kos (as described in note 12 — Subsequent Events). The disposal of Teveten and Teveten HCT will likely result in a write-down of the carrying value of these product rights to reflect their fair value at the date of disposition.

5.     LONG-TERM OBLIGATIONS

	March 31 2005	December 31 2004
7 7/8% Senior Subordinated Notes due April 1, 2010	$400,000	$400,000
Unamortized discount	(1,825)	(1,916)
Fair value adjustment	3,987	7,443

	402,162	405,527
Vasotec® and Vaseretic® obligation	28,097	27,704
Zovirax obligation	21,282	32,230
Ativan® and Isordil® obligation	9,104	9,037
Deferred compensation	3,906	4,438

	464,551	478,936
Less current portion	33,829	33,465

	$430,722	$445,471

  Interest expense on long-term obligations amounted to $8,155,000 and $9,981,000 in the three months ended March 31, 2005 and 2004, respectively.

6.     COMMON SHARES

  The number of stock options outstanding at March 31, 2005 and December 31, 2004 were 8,927,208 and 7,712,262, respectively. During the three months ended March 31, 2005, 2,035,145 stock options were granted, 2,506 stock options were exercised and 817,693 stock options were forfeited.

7.     INCOME TAXES

  The Company's provision for income taxes is based on a number of estimates and assumptions made by management. The Company's consolidated income tax rate is affected by the amount of net income earned in its various operating jurisdictions and the rate of taxes payable in respect of that income. The Company and its subsidiaries enter into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. In particular, certain countries in which the Company and its subsidiaries operate could seek to tax a greater share of income than has been provided for by the Company. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions the Company has used in determining its consolidated tax provisions and accruals. This could result in a material effect on the Company's consolidated income tax provision and the net income for the period in which such determinations are made.

8.     EARNINGS PER SHARE

  Earnings per share were calculated as follows:

	Three Months Ended March 31
	2005	2004
Net income	$11,132	$21,106

Basic weighted average number of common shares outstanding (000s)	159,385	159,002
Dilutive effect of stock options (000s)	62	279

Diluted weighted average number of common shares outstanding (000s)	159,447	159,281

Basic earnings per share	$0.07	$0.13
Diluted earnings per share	$0.07	$0.13

9.     COMPREHENSIVE INCOME

  Comprehensive income comprised the following:

	Three Months Ended March 31
	2005	2004
Net income	$11,132	$21,106

Comprehensive income
Foreign currency translation adjustment	(695)	(2,267)
Unrealized holding gain (loss) on long-term
investments	(6,085)	3,385

Other comprehensive income (loss)	(6,780)	1,118

Comprehensive income	$4,352	$22,224

10.   LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, antitrust, governmental and regulatory investigations and related private litigation. There are also ordinary course employment-related issues and other types of claims in which the Company routinely becomes involved but which individually and collectively are not material.

  The Company cannot currently predict or foresee the outcome of the legal proceedings it is involved in, or reasonably estimate the amount of any losses that may result from these proceedings. Accordingly, the Company has not accrued for any loss contingencies related to these proceedings at March 31, 2005. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's results of operations, financial position and cash flows.

  Intellectual property

  RhoxalPharma Inc. ("RhoxalPharma") has filed an Abbreviated New Drug Submission ("ANDS") in Canada, seeking approval of a generic version of Tiazac® (120mg, 180mg, 240mg, 300mg and 360mg). The Company has two patents listed in the Patent Registry and on April 1, 2004, instituted legal proceedings in the Federal Court of Canada that will prohibit the issuance of an Notice of Compliance ("NOC") to RhoxalPharma until these proceedings are concluded, or until the expiry of 24 months from the date of the Notice of Allegation, whichever is earlier.

  RhoxalPharma has filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has three patents listed in the Patent Registry and on January 6, 2005, instituted legal proceedings in the Federal Court of Canada that will prohibit the issuance of an NOC to RhoxalPharma until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier.

  Novopharm Limited ("Novopharm") has filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has three patents listed in the Patent Registry and on March 31, 2003, instituted legal proceedings in the Federal Court of Canada with respect to two of the three listed patents. On January 6, 2005, the Court issued a decision finding that Novopharm's formulations do not infringe the listed patents. The decision has been appealed, but that appeal process did not prevent the issuance of an NOC to Novopharm.

  PharmaScience Inc. ("PharmaScience") has filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has three patents listed in the Patent Registry and on September 22, 2004, instituted legal proceedings in the Federal Court of Canada that will prohibit the issuance of an NOC to PharmaScience until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier.

  Torpharm, Inc. ("Torpharm") has filed an Abbreviated New Drug Application ("ANDA") in the United States, seeking approval for a generic version of Cardizem® CD (120mg, 180mg, 240mg and 300mg). On November 21, 2001, the Company instituted legal proceedings in the United States District Court for the Northern District of Illinois Eastern Division pursuant to the Hatch-Waxman Act which had the effect of precluding the U.S. Food and Drug Administration ("FDA") from granting approval to Torpharm until the earliest of 30 months after the filing of the legal suit, a court decision of non-infringement or patent invalidity or a court decision to abbreviate the 30-month stay. This litigation was settled by agreement of the parties on April 29, 2005. The settlement encompassed a general dismissal of all claims, counterclaims and defenses by all parties without any admission of liability by any party and without further consideration being given.

  Torpharm has filed an ANDA in the United States, seeking approval for a generic version of Tiazac® (120mg, 180mg, 240mg, 300mg and 360mg). On September 3, 2002, the Company instituted legal proceedings in the United States District Court for the Eastern District of Pennsylvania pursuant to the Hatch-Waxman Act that preclude the FDA from granting approval to Torpharm until the earliest of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay. This litigation was settled by agreement of the parties on April 29, 2005. The settlement encompassed a general dismissal of all claims, counterclaims and defenses by all parties without any admission of liability by any party and without further consideration being given.

  Anchen Pharmaceuticals Inc. ("Anchen") has filed an ANDA in the United States, seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company has instituted legal proceedings pursuant in the United States District Court for the Central District of California to the Hatch-Waxman Act that preclude the FDA from granting approval to Anchen until the earliest of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

  Abrika Pharmaceuticals LLLP ("Abrika") has filed an ANDA in the United States, seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings in the United States District Court for the Southern District of Florida pursuant to the Hatch-Waxman Act that preclude the FDA from granting approval to Abrika until the earliest of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

  Impax Laboratories Inc. ("Impax") has filed an ANDA in the United States, seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On March 7, 2005, the Company instituted legal proceedings in the United States District Court for the Eastern District of Pennsylvania pursuant to the Hatch-Waxman Act that preclude the FDA from granting approval to Impax until the earliest of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

  Product liability

  Biovail Pharmaceuticals, Inc. ("BPI") has been named in two Complaints — Superior Court of the State of California for the County of Los Angeles (January 4, 2002) and United States District Court or the Western District of Washington at Seattle (October 23, 2003) — alleging personal injuries arising from Plaintiffs' use of Dura-Vent, a product containing phenylpropanolamine and formerly marketed by BPI. The California case has been dismissed without prejudice. The Company has never been served with a summons in the second case. The Plaintiff in the second case has agreed to stay the action pending the outcome of the multi-district litigation involving other parties. Damages have not been quantified.

  Antitrust

  Several class action complaints in multiple jurisdictions have been filed against the Company in which the Plaintiffs have alleged that Biovail has improperly impeded the approval of a generic form of Tiazac®. Those actions filed in federal counts have been transferred to, and in some cases consolidated in, the United States District Court for the District of Columbia. The Company believes that the complaints are without merit and that the Company's actions were in accordance with its rights as contained in the Hatch-Waxman Amendments and the law. Moreover, the position of the Company is that it is not responsible for Andrx Corporation's ("Andrx") inability to receive timely final marketing approval from the FDA for its generic Tiazac® considering that the Andrx product did not receive FDA approval for a lengthy period following the removal of all legal or regulatory impediments by the Company. The Court has granted the Company's Motion for Summary Judgment seeking to dismiss several of those actions. The Company intends to use this successful result in order to seek to have several State Court actions currently pending in the Superior Court of the State of California for Los Angeles County, Superior Court of California for the County of San Diego and Superior Court of the State of California for the County of Alameda, which had been stayed, similarly dismissed. Damages have not been quantified.

  Several class action complaints in multiple jurisdictions have been commenced jointly against the Company, Elan Corporation, plc ("Elan") and Teva Pharmaceuticals Industries Ltd. ("Teva") relating to an agreement between the Company and Elan for the in-licensing of Adalat CC products from Elan. These complaints were transferred to the United States District Court for the District of Columbia. The agreement in question has since been dissolved as a result of a consent decree with the U.S. Federal Trade Commission ("FTC"). Biovail believes these suits are without merit since, among other things, any delay in the marketing or out-licensing of the Company's Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part. The Company has filed an extensive Motion for the summary dismissal of these actions. The Court has denied the Company's motion to dismiss, with prejudice, the damage claims brought on behalf of a purported class of so-called "direct purchasers", generally consisting of distributors and large chain drug stores, but dismissed the claims of a class of consumers and "end-payors". The consumer and "end-payor" claims were re-filed in Superior Court of the State of California. The actions will proceed on their merits through normal legal process. Damages have not been quantified.

  Securities class actions

  In the fourth quarter of 2003, a number of securities class action complaints were filed in the United States District Court for the Southern District of New York naming Biovail and certain officers as Defendants. On or about June 18, 2004, the Plaintiffs filed a Consolidated Amended Complaint (the "Complaint"). The Complaint alleges, among other matters, that the Defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. More specifically, the Complaint alleges that the Defendants made materially false and misleading statements that inflated the price of the Company's stock between February 7, 2003 and March 2, 2004. The Plaintiffs seek to represent a class consisting of all persons other than the Defendants and their affiliates who purchased Biovail stock during that period.

  The Defendants responded to the Complaint by filing a motion to dismiss. The Court denied the motion to dismiss. The action is proceeding on its merits through normal legal process. The Plaintiffs have not quantified the amount of the damages they are seeking.

  Defamation and tort

  On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action in the United States District Court for the Southern District of New York naming as Defendants the Company and certain officers thereof, and against Michael Sitrick and Sitrick & Company, Inc. (in their capacities as consultants to the Company), in which the Plaintiff has alleged that he was defamed by the Defendants and that the Company's actions resulted in damages to him by way of lost employment and employment opportunities.

  The Company filed a motion for summary dismissal of this action. The Court has dismissed a number of claims and named defendants, with the remaining defendants and claims to proceed through the litigation process on the merits. In an attempt to reinstate the dismissed defendants and claims, the Plaintiff filed a Second Amended Complaint on March 24, 2005. The Company responded by filing a second motion to dismiss relying on the same legal arguments successfully used in the first motion. The Company's second motion to dismiss is currently pending. Treppel has claimed $100,000,000 in damages but has provided no basis for the calculation of his claim.

  General civil actions

  Complaints have been filed by the City of New York, the State of Alabama and a number of counties within the State of New York, and elsewhere in the United States, claiming that the Company, and numerous other pharmaceutical companies, made fraudulent misstatements concerning the "average wholesale price" of their prescription drugs, resulting in alleged overpayments by the plaintiffs for pharmaceutical products sold by the companies. The United States Judicial Panel on Multi-District Litigation has ordered that all the New York cases be consolidated and coordinated with similar class action pending in the United States District Court for the District of Massachusetts. Activity in each case has been stayed pending the resolution of certain procedural matters. The Company has filed a pre-answer motion to dismiss the Amended Complaint brought by the State of Alabama. Based on the information currently available, and given the small number of Biovail products at issue and the limited time frame in respect of such sales, the Company anticipates that even if these actions were successful, any recovery against Biovail would likely not be material.

  Governmental and regulatory inquiries

  In July 2003, the Company received notification from the U.S. Attorney, District of Massachusetts, on behalf of the U.S. Office of the Inspector General ("OIG") that a preliminary administrative inquiry has been initiated into the Company's clinical experience program related to the commercialization of Cardizem® LA. In November 2004, executives of Biovail met with the OIG representatives to discuss the OIG's review of the program in question, which was utilized by the Company from April 2003 to August 2003, and to advise them that it had taken precautionary steps to ensure that the program in question met the applicable rules and regulations. Recently, the OIG has indicated, through the issuance of subpoenas, its desire to interview certain persons (employees and non-employees) in order to confirm the Company's position as presented to the OIG. Biovail is working diligently to resolve this matter, although the Company cannot predict the outcome or the timing of when this matter may be resolved.

  In March 2005, the SEC advised Biovail that it had issued a subpoena to Biovail pursuant to a formal order of investigation. The subpoena continues to seek the same historical financial and related information, including, but not limited to the Company's accounting and financial disclosure practices, as had been requested in the previously disclosed informal inquiry initiated in November 2003. However, the scope of the subpoena is broader, includes certain transactions associated with a corporate entity since acquired by the Company, and covers time periods from January 2001 through May 31, 2004. Biovail has been fully co-operating with the SEC's investigation.

  The Ontario Securities Commission ("OSC") has advised Biovail that it is investigating, among other things, two issues relating to Biovail's accounting and disclosure in 2003. The first is whether Biovail improperly recognized revenue for accounting purposes in relation to its interim financial statements for each of the four quarters in 2003. The second is whether Biovail provided misleading disclosure in its press release dated October 3, 2003 concerning the reasons for Biovail's forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003. The OSC has also advised that it is investigating four issues relating to trading in Biovail common shares. These issues include whether insiders of Biovail complied with insider reporting requirements, and whether persons in a special relationship with Biovail may have traded in Biovail shares with knowledge of undisclosed material information. The OSC is also investigating whether certain transactions may have resulted in, or contributed to, a misleading appearance of trading activity in Biovail securities during 2003 and 2004, and whether certain registrants (who are past, or present, directors of Biovail) may have been in a conflict of interest in relation to trading of Biovail shares. Biovail has been co-operating and continues to co-operate fully with the OSC in these matters. The Company cannot predict the outcome or the timing of when this matter may be resolved.

  Although the Company is cooperating with these inquiries, the Company is unable at this point to predict the scope or outcome of these inquiries, and it is possible that one or more of them could result in the institution of administrative, civil injunctive or criminal proceedings, the imposition of fines and penalties, and/or other remedies and sanctions. The conduct of these proceedings could negatively impact the Company's stock price. In addition, the Company expects to continue to incur expenses associated with responding to these agencies, regardless of the outcome, and these pending inquiries may divert the efforts and attention of the Company's management team from normal business operations.

11.   SEGMENT INFORMATION

  The Company operates in one operating segment — the development and commercialization of pharmaceutical products. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

12.   SUBSEQUENT EVENTS

  On May 2, 2005, the Company sold all of its rights to Teveten and Teveten HCT, and the distribution rights to Cardizem® LA in the United States, to Kos. The Company will be the exclusive manufacturer and supplier of Cardizem® LA to Kos over an initial seven-year supply term, at contractually determined prices that are in excess of 30% of Kos's net selling prices. Kos will offer employment to approximately 200 of the Company's U.S. commercial employees. The Company and Kos will also collaborate on the development of up to three products, including a combination product comprising Cardizem® LA and enalapril (Vasotec®). Subject to FDA approval, the Company will be the exclusive manufacturer and supplier of the combination product to Kos. In consideration for these transactions, Kos paid the Company approximately $104,000,000 in cash, and Kos will pay the Company milestones related to the development of the combination product. The Company is currently finalizing the accounting for these transactions; however, it expects that the revenue and costs associated with these transactions will be recognized in earnings over the term of the Cardizem® LA supply agreement. In addition, the disposal of Teveten and Teveten HCT will likely result in a write-down of the carrying value of these product rights to reflect their fair value at the date of disposition (as described in note 4 — Intangible Assets).

  Concurrent with the above transactions, the Company reduced its remaining U.S. primary-care and specialty sales forces to approximately 85 sales representatives who will initially focus exclusively on the promotion of Zovirax Ointment and Cream to specialist physicians. The Company expects to incur a related restructuring charge of approximately $20,000,000 to $25,000,000, primarily associated with employee termination benefits and contract termination costs.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in U.S. dollars)

The following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") prepared in accordance with U.S. generally accepted accounting principles ("GAAP") should be read in conjunction with the accompanying unaudited consolidated financial statements and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP for the year ended December 31, 2004 (which are contained in our Report of Foreign Private Issuer on Form 6-K that was submitted to the U.S. Securities and Exchange Commission ("SEC") on April 1, 2005).

The discussion and analysis contained in this MD&A are as of May 13, 2005.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are subject to various risks and uncertainties including, but not necessarily limited to, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, the outcome of legal proceedings, consolidated tax rate assumptions, fluctuations in operating results and other risks detailed from time to time in our filings with the SEC, the Ontario Securities Commission, and other securities regulatory authorities in Canada. We undertake no obligation to update or revise any forward-looking statement.

STRATEGIC PLAN UPDATE

        We are currently in the process of implementing a long-term strategic plan aimed at revitalizing our commercial operations, aligning our development pipeline and increasing shareholder value. Our most critical priority was to enhance the return on investment of our commercial operations in the United States, as we recognized that the extent of our portfolio of promoted products did not support the level of investment in our primary-care sales force. We addressed this issue by entering into a strategic partnership with Kos Pharmaceuticals, Inc. ("Kos") and realigning our U.S. commercial operations. As a result, we will no longer have a direct primary-care or cardiovascular specialty sales presence in the United States. Our approach to commercializing products in the United States will now be based primarily on partnering with companies that have strong primary-care capabilities in our therapeutic areas of focus. In addition, we have maintained a modest sales force that will focus on a number of select specialty markets.

        On May 2, 2005, we sold all of our rights to Teveten and Teveten HCT, and the distribution rights to Cardizem® LA in the United States, to Kos. We will be the exclusive manufacturer and supplier of Cardizem® LA to Kos over an initial seven-year supply term, at contractually determined prices that are in excess of 30% of Kos's net selling prices. Kos will offer employment to approximately 200 of our U.S. commercial employees. We will also collaborate with Kos on the development of up to three products, including a combination product comprised of Cardizem® LA and enalapril (Vasotec®). Subject to FDA approval, we will be the exclusive manufacturer and supplier of the combination product to Kos. In consideration for these transactions, Kos paid us approximately $104.0 million in cash, and Kos will pay us milestones related to the development of the combination product. We are currently finalizing the accounting for these transactions; however, we expect that the revenue and costs associated with these transactions will be recognized in earnings over the term of the Cardizem® LA supply agreement.

        Concurrent with the above transactions, we reduced our remaining U.S. primary-care and specialty sales forces to approximately 85 sales representatives who will initially focus exclusively on the promotion of Zovirax Ointment and Cream to specialist physicians. We expect to incur a related restructuring charge of $20 million to $25 million primarily associated with employee termination benefits and contract termination costs.

        We anticipate that the aforementioned events will have a material positive impact on our future results of operations and cash flows due to the cost savings associated with the reduction in headcount in our U.S. commercial operations, as well as the discontinuance of spending on sales and marketing activities to support Teveten, Teveten HCT and Cardizem® LA. These factors will be partly offset by the lost gross profit on Teveten, Teveten HCT and Cardizem® LA product sales, as well as the charge for employee termination benefits and contract termination costs. In addition, the sale of Teveten and Teveten HCT to Kos will likely result in a write-down of the carrying value of these product rights to reflect their fair value at the date of disposition.

        We are also continuing to evaluate a number of options to increase the value of our portfolio of legacy products, which are in decline due to generic competition and are not strategic to our business. The options we are considering include: a sale of these products to strategic or financial buyers; the transfer of the assets to a new entity and the sale of shares of that entity pursuant to an initial public offering; or a distribution to our shareholders as a return of capital, which would involve the transfer of the assets to a new entity and the distribution of the shares of that entity to our shareholders. At this time, we cannot assess the impact that this transaction may have on our future results of operations, financial position and cash flows.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our consolidated financial statements, and which require management's most subjective and complex judgment due to the need to select policies from among alternatives available and make estimates about matters that are inherently uncertain. There have been no material changes to our critical accounting policies or estimates since December 31, 2004.

RESULTS OF OPERATIONS

        We operate our business on the basis of a single reportable segment — the development and commercialization of pharmaceutical products. This basis reflects how management reviews the business, makes investing and resource allocation decisions, and assesses operating performance.

        Revenue declined 6% from $186.6 million in the first quarter of 2004 to $175.3 million in the first quarter of 2005 due to lower product sales, partially offset by higher revenue generated from research and development activities.

        Net income declined 47% from $21.1 million (basic and diluted earnings per share of $0.13) in the first quarter of 2004 to $11.1 million (basic and diluted earnings per share of $0.07) in the first quarter of 2005. Our results of operations in the first quarter of 2004 were impacted by a charge of $8.6 million (basic and diluted impact per share of $0.05) to acquired research and development expense. The declines in net income and earnings per share were due mainly to lower product sales revenue and higher sales force costs and increased spending on sales and marketing activities.

REVENUE

        Our revenue is derived primarily from the following sources:

  •
  Sales of pharmaceutical products developed and manufactured by us, as well as sales of proprietary and in-licensed products.

  •
  Pharmaceutical clinical research and laboratory testing services, and product development activities in collaboration with third parties.

  •
  Royalties from the sale of products we developed or acquired and from our interests in certain licensed products.

        The following table displays the dollar amount of each source of revenue in the first quarters of 2005 and 2004, the percentage of each source of revenue as compared to total revenue in the respective period, and the dollar and percentage change in the dollar amount of each source of revenue. Percentages may not add due to rounding.

	Three Months Ended March 31
	2005		2004		Change
[$ in 000s]
	$	%	$	%	$	%
Product sales	161,168	92	175,097	94	(13,929)	(8)
Research and development	7,526	4	4,216	2	3,310	79
Royalty and other	6,567	4	7,313	4	(746)	(10)

	175,261	100	186,626	100	(11,365)	(6)

Product sales

        The following table displays product sales by reporting category in the first quarters of 2005 and 2004, the percentage of each category as compared to total product sales in the respective period, and the dollar and percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Three Months Ended March 31
	2005		2004		Change
[$ in 000s]
	$	%	$	%	$	%
Promoted products	43,981	27	46,956	27	(2,975)	(6)
Wellbutrin XL	36,756	23	42,027	24	(5,271)	(13)
BPC products	25,039	16	22,935	13	2,104	9
Legacy products	30,417	19	26,209	15	4,208	16
Generic products	24,975	15	36,970	21	(11,995)	(32)

	161,168	100	175,097	100	(13,929)	(8)

Promoted products

        In the first quarters of 2005 and 2004, our promoted products were Zovirax Ointment and Cream, Cardizem® LA, and Teveten and Teveten HCT, which were actively marketed and sold in the United States. Sales of promoted products declined 6% overall in the first quarter of 2005, compared with the first quarter of 2004. The decline in promoted product sales was due mainly to unanticipated returns of expired product primarily related to low end-customer demand for one packaging size of Cardizem® LA. In the first quarter of 2005, compared with the first quarter of 2004, sales of promoted product more closely reflected end-customer demand, as our major U.S. wholesalers had substantively reduced their inventories of these products to normal safety-stock levels during the last three quarters of 2004. In late 2004 and early 2005, we entered into distribution service agreements with our three major wholesalers. These agreements generally establish limits on inventory levels held by these wholesalers and are expected to moderate investment buying by these wholesalers, which can result in sales fluctuations unrelated to end-customer demand. As a result, we anticipate a lower level of product returns in the future from these wholesalers due to product expiration and overstocking.

        As a result of the aforementioned transactions with Kos, we will no longer have any continuing interest in Teveten and Teveten HCT; however, we will maintain a significant interest in Cardizem® LA under the terms of our supply agreement with Kos.

Wellbutrin XL

        Our extended-release ("ER") bupropion hydrochloride tablets ("Wellbutrin XL") are sold under license by GlaxoSmithKline plc ("GSK") in the United States. Sales of Wellbutrin XL declined 13% in the first quarter of 2005, compared with the first quarter of 2004. During the fourth quarter and 12 months of 2004, additional quantities of Wellbutrin XL were sold to GSK in anticipation of our need to shift production in the first quarter of 2005 from Wellbutrin XL to scale-up activities for various products under development, including our tramadol ER product. The anticipated launch date for our tramadol ER product may now be delayed until 2006, as the FDA advised us in March 2005 that additional clinical data may be required to support the New Drug Application ("NDA") for this product. This resulted in a decline in Wellbutrin XL sales as GSK reduced the level of its safety-stock of this product during the first quarter of 2005.

Biovail Pharmaceuticals Canada ("BPC") products

        Our BPC products are Tiazac® XC, Tiazac®, Wellbutrin® SR, Zyban®, Monocor and Retavase, which are sold in Canada. Sales of our BPC products increased 9% overall in the first quarter of 2005, compared with the first quarter of 2004. The increase in BPC product sales was due mainly to growth in Tiazac® sales and the launch of Tiazac® XC in January 2005. Tiazac® XC is indicated for the treatment of hypertension.

Legacy products

        Our legacy products are Tiazac® (brand and generic), Cardizem® CD, Vasotec®, Vaseretic®, Ativan® and Isordil®, which are sold primarily in the United States. Sales of our legacy products increased 16% overall in the first quarter of 2005, compared with the first quarter of 2004. The increase in legacy product sales was due mainly to higher sales of generic Tiazac® to Forest Laboratories, Inc. ("Forest"), which more than offset a decline in Tiazac® brand sales to them. As was the case for our promoted products, our major U.S. wholesalers had substantively reduced their inventories of our other legacy products to normal safety-stock levels during the last three quarters of 2004, which resulted in sales of these products that more closely reflected end-customer demand in the first quarter of 2005, compared with the first quarter of 2004.

Generic products

        Our generic products are bioequivalent versions of Adalat CC, Cardizem® CD, Procardia XL, Trental and Voltaren XR, which we manufacture and sell to Teva Pharmaceutical Industries Ltd. ("Teva") for distribution in the United States. Sales of our generic products declined 32% overall in the first quarter of 2005, compared with the first quarter of 2004. The decline in generic product sales reflected a restocking of inventory by Teva to normal levels in the first quarter of 2004 (following a reduction in inventory levels by them during 2003) and general decreases in their selling prices to end-customers in the first quarter of 2005, compared with the first quarter of 2004.

        In the latter half of 2005, we expect that cost of goods sold will include amortization of the asset related to a reduction in the Zovirax supply price to be paid to GSK.

Research and development

        Research and development revenue increased 79% in the first quarter of 2005, compared with the first quarter of 2004. The increase in research and development revenue reflected a higher level of clinical research and laboratory testing services provided to external customers by our contract research operation.

Royalty and other

        Royalty and other revenue declined 10% in the first quarter of 2005, compared with the first quarter of 2004. The decline in royalty and other revenue reflected mainly a decrease in royalty income on Tiazac® brand sales by Forest due to generic competition that resulted in lower end-customer demand for this product.

OPERATING EXPENSES

        The following table displays the dollar amount of each operating expense item in the first quarters of 2005 and 2004, the percentage of each item as compared to total revenue in the respective period, and the dollar and percentage change in the dollar amount of each item. Percentages may not add due to rounding.

	Three Months Ended March 31
	2005		2004		Change
[$ in 000s]
	$	%	$	%	$	%
Cost of goods sold	42,091	24	52,141	28	(10,050)	(19)
Research and development	20,487	12	17,991	10	2,496	14
Selling, general and administrative	75,605	43	59,458	32	16,147	27
Amortization	16,034	9	17,105	9	(1,071)	(6)
Acquired research and development	—	—	8,640	5	(8,640)	(100)

	154,217	88	155,335	83	(1,118)	(1)

Cost of goods sold and gross margins

        Cost of goods sold declined 19% in the first quarter of 2005, compared with the first quarter of 2004. Gross margins based on product sales were 74% and 70% in the first quarters of 2005 and 2004, respectively. The increase in gross margin reflected mainly manufacturing efficiencies achieved during 2004 in the production of Wellbutrin XL and a decrease in the proportion of lower margin Wellbutrin XL sample product versus trade product sales in the first quarter of 2005, compared with the first quarter of 2004.

Research and development

        Research and development expenses increased 14% in the first quarter of 2005, compared with the first quarter of 2004. We invested 12% of total revenue in research and development activities in the first quarter of 2005, compared with 10% in the first quarter of 2004. The increase in research and development expenses was primarily associated with the higher level of contract research services provided to external customers. Research and development activities in the first quarter of 2005 included the formulation of a 450 mg dosage of

Wellbutrin XL to complement existing doses of 150 mg and 300 mg, as well as line extension and enhanced formulation programs for tramadol, bupropion, and the anti-depressant venlafaxine. In addition, we are proceeding with a clinical program to provide additional data to support our NDA filing for tramadol ER. In May 2005, we received final FDA approval for our orally disintegrating tablet ("ODT") formulation of tramadol. We are currently in discussions with potential partners to commercialize tramadol ODT, as well as our tramadol ER formulation.

Selling, general and administrative

        Selling, general and administrative expenses increased 27% in the first quarter of 2005, compared with the first quarter of 2004. As a percentage of total revenue, selling, general and administrative expenses were 43% and 32% in the first quarters of 2005 and 2004, respectively. The increase in selling, general and administrative expenses reflected a higher headcount in our primary-care and specialty sales forces, and increased sales and marketing activities to support our promoted products. In the first quarter of 2004, we undertook an expansion and realignment of our primary-care sales force, which resulted in a number of temporary vacancies in field sales-force positions, as well as the postponement of certain sales and marketing activities during that period. The increase in selling, general and administrative expenses also reflected a higher executive headcount including the separation of the offices of the Executive Chairman and Chief Executive Officer.

        As a result of the aforementioned transactions with Kos and realignment of our U.S. commercial operations, we anticipate a significant decline in the future level of selling, general and administrative expenses due to the reduction in headcount in our primary-care and cardiovascular specialty sales forces, as well as the discontinuance of spending on sales and marketing activities to support Teveten, Teveten HCT and Cardizem® LA.

Amortization

        Amortization expense declined 6% in the first quarter of 2005, compared with the first quarter of 2004, and represented 9% of total revenue in both of those quarters. The decline in amortization expense reflected the final amortization of our interest in generic omeprazole in the first quarter of 2004.

        As a result of the disposal of the Teveten and Teveten HCT product rights, amortization expense will be reduced by $1.2 million per quarter or $4.7 million annually.

Acquired research and development

        In the first quarter of 2004, we acquired Pharma Pass II, LLC's ("PPII") remaining interest in BNC-PHARMAPASS, LLC ("BNC-PHARMAPASS"), a company that we formed in 2003 with PPII to advance the development of three products (carvedilol, eprosartan and tamsulosin). We subsequently agreed with PPII to terminate the development of tamsulosin, and the intellectual property related to this product was returned to PPII. We recorded a charge of $8.6 million to acquired research and development expense related to the increase in our share of the fair values of the two remaining products (carvedilol and eprosartan). Both of these products are in early clinical phases of development.

OPERATING INCOME

        We recorded operating income of $21.0 million in the first quarter of 2005, compared with $31.3 million in the first quarter of 2004. The charge to acquired research and development expense had the effect of reducing operating income by $8.6 million in the first quarter of 2004. The decline in operating income in the first quarter of 2005, compared with the first quarter of 2004, reflected lower product sales revenue, as well as higher sales force costs and increased spending on sales and marketing activities.

NON-OPERATING ITEMS

Interest expense

        Interest expense was $8.9 million in the first quarter of 2005, compared with $11.4 million in the first quarter of 2004. Interest expense mainly comprised interest on our 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes"). The decline in interest expense reflected lower borrowings under our revolving term credit facility during the first quarter of 2005, compared with the first quarter of 2004.

Provision for income taxes

        Our effective tax rate in the first quarters of 2005 and 2004 reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. We recorded provisions for income taxes of $0.6 million and $1.3 million in the first quarters of 2005 and 2004, respectively. Our effective tax rate was affected by the availability of unrecognized tax loss carryforwards that can be used to offset taxable income in Canada and the United States, as well as losses that were incurred in the United States due mainly to sales force costs and spending on sales and marketing activities.

        Our provision for income taxes is based on a number of estimates and assumptions made by management. Our consolidated income tax rate is affected by the amount of net income earned in our various operating jurisdictions and the rate of taxes payable in respect of that income. We enter into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. In particular, certain countries in which we operate could seek to tax a greater share of income than has been provided for by us. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions we have used in determining our consolidated tax provisions and accruals. This could result in a material effect on our consolidated income tax provision and the net income for the period in which such determinations are made.

SUMMARY OF QUARTERLY RESULTS

        The following tables present a summary of our quarterly results for each of the eight most recently completed quarters:

	2004			2005
[$ in 000s, except per share data]
	Q2	Q3	Q4	Q1
Revenue	$206,313	$215,725	$277,879	$175,261
Net income	44,208	49,635	46,045	11,132
Basic and diluted earnings per share	$0.28	$0.31	$0.29	$0.07

	2003			2004
[$ in 000s, except per share data]
	Q2	Q3	Q4	Q1
Revenue	$217,283	$215,314	$199,735	$186,626
Net income (loss)	(4,940)	16,114	(96,038)	21,106
Basic and diluted earnings (loss) per share	$(0.03)	$0.10	$(0.60)	$0.13

        The declines in revenue and net income in the first quarter of 2005, compared with each of the last three quarters of 2004, were due partially to the impact of the tiered supply price for Wellbutrin XL. The Wellbutrin XL supply price is reset to the lowest tier at the start of each calendar year. In addition, these declines reflected the reduction by GSK in the level of its safety-stock of Wellbutrin XL in the first quarter of 2005, after ordering additional quantities of this product during the fourth quarter and 12 months of 2004, in anticipation of our need to shift production from Wellbutrin XL to other of our products under development.

FINANCIAL CONDITION

        The following table presents a summary of our financial condition at March 31, 2005 and December 31, 2004:

[$ in 000s]	At March 31 2005	At December 31 2004
Working capital	$137,673	$124,414
Long-lived assets	1,306,339	1,328,363
Long-term obligations	464,551	478,936
Shareholders' equity	1,058,272	1,053,913

Working capital

        The $13.3 million increase in working capital from December 31, 2004 to March 31, 2005 was primarily due to:

  •
  Cash generated from operations of $67.4 million;

  •
  An increase in inventories of $8.7 million mainly related to higher Wellbutrin XL production volumes; and

  •
  A decrease in accounts payable of $3.3 million mainly related to the timing of payments and inventory purchases.

        Partially offset by:

  •
  A decrease in accounts receivable of $33.4 million mainly related to the collection of revenue recognized on the sale of Wellbutrin XL and generic products in the fourth quarter of 2004;

  •
  Repayments of long-term obligations of $11.7 million;

  •
  An increase in accrued interest on our Notes of $7.7 million (interest on our Notes is payable semi-annually on April 1 and October 1 of each year);

  •
  Net additions to property, plant and equipment of $5.1 million; and

  •
  Sales and maturities of $3.3 million of short-term marketable securities and purchases of long-term marketable securities of $3.9 million.

Long-lived assets

        Long-lived assets comprise property, plant and equipment, goodwill, intangible and other assets, net of accumulated depreciation and amortization. The $22.0 million decrease in long-lived assets from December 31, 2004 to March 31, 2005, reflected primarily the depreciation of plant and equipment of $6.6 million and the amortization of intangible assets of $16.3 million, as well as a $3.3 million decline in the market value of our interest rate swaps. These factors were offset partially by net capital expenditures on property, plant and equipment of $5.1 million, which consisted mainly of additions to manufacturing and laboratory equipment.

Long-term obligations

        The $14.4 million decrease in long-term obligations, including the current portion thereof, from December 31, 2004 to March 31, 2005, reflected primarily the payment of $11.3 million to GSK related to the October 2002 amendments to the Zovirax distribution agreement, as well as a $3.3 million reduction in the fair value adjustment to our Notes that offset the decline in the market value of our interest rate swaps.

Shareholders' equity

        The $4.4 million increase in shareholders' equity from December 31, 2004 to March 31, 2005, reflected primarily net income of $11.1 million, offset partially by a $6.1 million unrealized holding loss on our available-for-sale investments, primarily related to our equity investment in Depomed, Inc. ("Depomed").

CASH FLOWS

        At March 31, 2005, we had cash and cash equivalents of $83.9 million, compared with $34.3 million at December 31, 2004. The following table displays cash flow information for the first quarters of 2005 and 2004:

	Three Months Ended March 31
[$ in 000s]
	2005	2004
Net cash provided by operating activities	$67,388	$63,839
Net cash used in investing activities	(6,026)	(17,372)
Net cash used in financing activities	(11,715)	(111,733)
Effect of exchange rate changes on cash and cash equivalents	(49)	(46)

Net increase (decrease) in cash and cash equivalents	$49,598	$(65,312)

Operating activities

        Net cash provided by operating activities increased $3.5 million from the first quarter of 2004 to the first quarter of 2005, primarily due to the amount and timing of payments of accounts payable, partially offset by lower income from operations (net of non-cash items) of $16.5 million due mainly to lower product sales revenue and higher sales force costs and increased spending on sales and marketing activities. Net cash provided by operating activities was primarily used to repay long-term obligations in the first quarters of 2005 and 2004.

Investing activities

        Net cash used in investing activities declined $11.3 million from the first quarter of 2004 to the first quarter of 2005, primarily due to:

  •
  A decrease of $9.3 million related to our acquisition of PPII's remaining interest in BNC-PHARMAPASS in the first quarter of 2004; and

  •
  A decrease of $2.9 million in additions to property, plant and equipment mainly related to leasehold improvements made to our Bridgewater, New Jersey facility in the first quarter of 2004.

Financing activities

        Net cash used in financing activities declined $100.0 million from the first quarter of 2004 to the first quarter of 2005, primarily due to:

  •
  A decrease of $80.0 million in repayments under our revolving term credit facility; and

  •
  A decrease of $21.4 million in repayments of other long-term obligations mainly related to the final payment of $21.8 million to GSK in the first quarter of 2004 for the Canadian rights to Wellbutrin® and Zyban®.

LIQUIDITY AND CAPITAL RESOURCES

        At March 31, 2005, we had total long-term obligations of $464.6 million, including the current portion thereof, which included the carrying value of our Notes of $402.2 million and obligations related to the acquisitions of intangible assets of $58.5 million. At March 31, 2005, we had no outstanding borrowings under our $400.0 million revolving term credit facility; however, we had a letter of credit of $36.7 million issued under this facility, which secures the remaining semi-annual payments we are required to make to Merck & Co., Inc. ("Merck") related to our acquisition of Vasotec® and Vaseretic®. The revolving period of this facility extends to May 25, 2005. This facility is renewable for one-year revolving terms at the lenders' option, with a one-year term out at our option if the lenders do not renew. We are currently in the process of renewing the revolving portion of this facility. This facility may be used for general corporate purposes, including acquisitions. At March 31, 2005, we were in compliance with all financial and non-financial covenants associated with this facility. Our current corporate credit ratings from Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's") are BB+ and B1, respectively, and the current ratings on our Notes from S&P and Moody's are BB- and B2, respectively.

        We believe that our existing balance of cash and cash equivalents, together with cash expected to be generated by operations and existing funds available under our revolving term credit facility will be sufficient to support our operational, capital expenditure and interest requirements, as well as to meet our obligations as they become due. However, in the event that we make significant future acquisitions or change our capital structure, we may be required to raise additional funds through additional borrowings or the issuance of additional debt or equity securities.

CONTRACTUAL OBLIGATIONS

        The following table summarizes our fixed contractual obligations at March 31, 2005:

	Payments Due by Period
[$ in 000s]	Total	2005	2006 and 2007	2008 and 2009	Thereafter
Long-term obligations	$460,917	$24,406	$36,511	$—	$400,000
Operating lease obligations	56,100	7,400	17,300	11,300	20,100
Purchase obligation	7,399	3,810	3,589	—	—

Total contractual obligations	$524,416	$35,616	$57,400	$11,300	$420,100

        The above purchase obligation is in connection with the manufacture and supply of Vasotec® and Vaseretic®. We are obligated to make semi-annual payments to Merck for minimum product quantities (regardless of the actual product supplied).

        The above table does not reflect any milestone payments in connection with research and development collaborations with third parties. These payments are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. In the event that all research and development projects are successful, we would have to make aggregate milestone payments of $133.7 million, which includes $25.0 million payable to Depomed on FDA approval of Glumetza™ (metformin). We anticipate receiving FDA approval for Glumetza™ in the second quarter of 2005. In addition, under certain arrangements, we may have to make royalty payments based on a percentage of future sales of the products in the event regulatory approval for marketing is obtained. From a business perspective, we view these payments favourably as they signify that the products are moving successfully through the development phase toward commercialization.

        The above table also does not reflect a contingent purchase obligation in connection with the acquisition of Ativan® and Isordil®. On the approval by the FDA of the first Ativan® line extension product that may be developed by us, we will be obligated to pay Wyeth Pharmaceuticals Inc. a $20.0 million additional rights payment, increasing at 10% per annum from May 2003.

OFF-BALANCE SHEET ARRANGEMENTS

        We did not have any off-balance sheet arrangements at March 31, 2005, other than operating leases and the purchase obligation in connection with the manufacture and supply of Vasotec® and Vaseretic®, which are disclosed above under contractual obligations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations, and equity market prices on long-term investments. We currently use derivative financial instruments to manage our exposure to interest rate risk. We use derivative financial instruments as a risk management tool and not for trading or speculative purposes.

        Inflation has not had a significant impact on our results of operations.

Foreign currency risk

        We operate internationally but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are in Canadian dollars, and we do not have any material non-U.S. dollar-denominated obligations. We also face foreign currency exposure on the translation of our operations in Canada and Ireland from their local currencies to the U.S. dollar. Currently, we do not utilize forward contracts to hedge against foreign currency risk; however, a 10% change in foreign currency exchange rates would not have a material impact on our consolidated results of operations, financial position or cash flows.

Interest rate risk

        The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal and, accordingly, we invest in investment-grade securities with varying maturities. External independent fund administrators manage our investments. As it is our general intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

        We are exposed to interest rate risk on borrowings under our revolving term credit facility. This credit facility bears interest based on London Interbank Offering Rate, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers' acceptance. At our option, we may lock in a rate of interest for a period of up to one year. The imputed rates of interest used to discount our long-term obligations related to the acquisitions of intangible assets are fixed and, consequently, the fair values of these obligations are affected by changes in interest rates. The fair value of our fixed rate Notes is affected by changes in interest rates. We manage this exposure to interest rate changes through the use of interest rate swaps, which modify our exposure to interest rate fluctuations by converting one-half of our fixed rate Notes to floating rate. Based on our overall interest rate exposure, a 10% change in interest rates would not have a material impact on our consolidated results of operations, financial position or cash flows.

Investment risk

        We are exposed to investment risks on our investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock market volatility and changes in general market conditions. We regularly review the carrying values of our investments and record losses whenever events and circumstances indicate that there have been other-than-temporary declines in their fair values. A 10% change in the aggregate fair values of our investments would have a material impact on our consolidated results of operations; however, it would not have a material impact on our consolidated financial position or cash flows.

RECENT ACCOUNTING PRONOUNCEMENTS

        In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which revises SFAS No. 123, "Accounting for Stock-Based Compensation", and supercedes Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. In April 2005, the SEC delayed the effective date of SFAS No. 123R. Under the SEC's rule, SFAS No. 123R is effective at the beginning of the first annual period after June 15, 2005. Accordingly, we are now required to adopt SFAS No. 123R beginning January 1, 2006. We are currently evaluating the requirements of SFAS No. 123R and expect that the adoption of this standard will have a material negative impact on our consolidated results of operations. We have not yet determined the method of adoption or the effect of adopting SFAS No. 123R, and we have not determined whether the adoption will result in amounts that are similar to our current pro forma disclosures under SFAS No. 123.

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs — An Amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be excluded from the cost of inventory and expensed as incurred. Additionally, SFAS No. 151 requires that the allocation of fixed overheads be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. Accordingly, we are required to adopt SFAS No. 151 beginning January 1, 2006. We are currently evaluating the effect that the adoption of SFAS No. 151 will have on our consolidated results of operations and financial position.

BIOVAIL CORPORATION

PART II — OTHER INFORMATION

1.	LEGAL PROCEEDINGS
For detailed information concerning legal proceedings, reference is made to note 10 — Legal Proceedings to the consolidated financial statements included under Part I of this Quarterly Report.
2.	EXHIBITS
Exhibit 99.1	First Quarter 2005 Interim Report For Canadian Regulatory Purposes
Exhibit 99.2	Certifications of the Chief Executive Officer and Chief Financial Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Biovail Corporation
Date: May 13, 2005	By:	/s/ JOHN R. MISZUK
John R. Miszuk Vice President, Controller and Assistant Secretary

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BIOVAIL CORPORATION QUARTERLY REPORT
INDEX PART I — FINANCIAL INFORMATION
PART II — OTHER INFORMATION
BIOVAIL CORPORATION CONSOLIDATED BALANCE SHEETS In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF INCOME In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars, except per share data) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF DEFICIT In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION PART II — OTHER INFORMATION
SIGNATURES